August 23, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Attention:  Ms. April Sifford, Branch Chief

Re:	Cross Timbers Royalty Trust Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 16, 2006 Form 10-Q for Fiscal Quarter Ended March 31, 2006 Filed April 28, 2006 File No. 001-10982

Dear Ms. Sifford:

    The following are our responses to your above-referenced comment letter, dated August 9, 2006. Your comments and our responses thereto are set forth below, numbered as such comments were numbered in your comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Annual Report to Unitholders

1.	You disclose the estimated future net cash flows from proved reserves and the present value of estimated future net cash flows at December 31, 2005 on a per unit basis. Such presentation raises questions as to relevance because the staff believes such figures cannot logically be related to the unitholders without adjustment, and implies that such measures are more meaningful than net income per unit. Please remove such references to per unit amounts in your filing. Refer to Financial Reporting Codification Section 202.04.

United States Securities and Exchange Commission

August 23, 2006

Response:

Estimated future net cash flows and the present value of estimated future net cash flows from proved oil and gas reserves are disclosures required under Statement of Financial Accounting Standards No. 69 as of the trust’s balance sheet date. These disclosures are distinguished from GAAP cash flow statement disclosures, which appear to be the topic of Financial Reporting Codification Section 202.

Like other royalty trusts, the trust has disclosed these amounts on a per unit basis as a balance sheet date measurement, based on year-end oil and gas prices. While we believe this disclosure provides useful information that unitholders can compare with other trusts, we agree to remove such per unit amounts in future filings to preclude any inference that this is a performance measurement.

Trustee’s Discussion and Analysis

Years Ended December 31, 2005, 2004 and 2003

Other Proceeds

2.	We note the amount received in the fourth quarter 2005 from the recalculation of royalties and related interest. With regard to these items, tell us:

  the facts and circumstances leading to it,
  when you were initially notified of such adjustment,
  why you believe this is a one-time adjustment, and
  why your accounting treatment is appropriate.

We may have further comment.

Response:

In August 2005, XTO Energy received a letter from BP America Production Company, a subsidiary of BP America Inc., stating that XTO Energy and other overriding royalty interest owners would be receiving principal and interest related to production periods prior to February 2002 on certain San Juan New Mexico Basin properties. BP determined these amounts were payable following its review and recalculation of the overriding royalty due to language in the originating document creating the override. XTO Energy received $750,233 principal in August 2005 and $1,081,178 interest in September and October 2005. In the month following receipt,

United States Securities and Exchange Commission

August 23, 2006

XTO Energy remitted 90% of these amounts ($675,210 in principal and $973,060 in interest) to the trust as part of the net profits income calculation.

XTO Energy advised the trustee that this was a one-time adjustment, based on BP’s written statement that these principal and interest payments would complete the adjustment process related to the overriding royalty recalculation for these prior periods. While net profits income received by the trust often includes amounts related to purchaser adjustments, due to the size and nature of this adjustment, XTO Energy believes it is effectively nonrecurring. Because most of the properties in the Cross Timbers Royalty Trust are royalty interest properties not operated by XTO Energy, such adjustments are generally not known to XTO Energy or the trustee until reported by the purchaser.

As disclosed in Note 3 to the Financial Statements included in the 2005 Annual Report, net profits income consists of net proceeds received in the prior month by XTO Energy. Net proceeds consist of gross proceeds received from the sale of production, less applicable costs. In accordance with the trust’s cash basis of accounting (as disclosed in Note 2 to the Financial Statements and specified by Staff Accounting Bulletin Topic 12:E), these adjustments were included and reported in net profits income in the month received by the trust.

3.	Disclose your accounting policy for such recalculations and its effect on your unitholder distributions in the notes to your financial statements.

Response:

As indicated in our response to Comment 2 above, we believe that the accounting policy for recalculations and other adjustments is comprehended in Notes 2 and 3 of the Financial Statements included in the 2005 Annual Report. We note that, in addition to disclosure of the effect of this recalculation in the Trustee’s Discussion and Analysis in the 2005 Annual Report (in the year-to-year and fourth quarter analysis, and the footnotes to the calculation of net profits income), the approximate effect was also disclosed in the third quarter 2005 Form 10-Q and unitholder letter, as well as the related monthly cash distribution news releases furnished to the Commission on Form 8-K. We respectfully propose to add disclosure in the notes to financial statements in future filings, as applicable.

Reversion Agreement

4.
We noted your disclosure as to the reasons why monthly payouts may be reduced in fiscal 2006 due to the reversion agreement. We also note your accounting policies, in accordance with Staff Accounting Bulletin Topic 12:E, do differ from U.S. Generally

United States Securities and Exchange Commission

August 23, 2006

Accepted Accounting Principles. However, Regulation S-X Rule 4-01(a) requires financial statements to include such further information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. Please revise your footnotes to the financial statements to disclose the potential effects of the reversion agreement on your unitholder distributions, or tell us why you do not believe this disclosure is necessary.

Response:

We agree this disclosure should be added to the notes to the financial statements, as was done in the trust’s Form 10-Q for the quarterly period ended June 30, 2006 which was filed on July 28, 2006.

We note that this disclosure was included in the 2005 Annual Report Summary, the Trustee’s Discussion and Analysis and in Item 2. Properties of Form 10-K for the fiscal year ended December 31, 2005. In addition to inclusion in the Trustee’s Discussion and Analysis in each of Form 10-Qs for the quarterly periods ended March 31, 2006 and June 30, 2006, this disclosure was included in the first quarter 2006 letter to unitholders mailed in mid-May 2006 and the second quarter letter to unitholders recently mailed.

We agree to continue to include an updated disclosure of this matter in the notes to the financial statements in future filings, as applicable.

Notes to Financial Statements

Note 8 - Quarterly Financial Data (Unaudited)

5.
We note from the Trustee’s discussion and analysis that the Trust received a significant remittance of prior period royalties in the fourth quarter of 2005. Your presentation of quarterly data should describe the effects of such infrequent or unusual items. Refer to Regulation S-K Item 302 (a)(3) for guidance.

Response:

We agree the presentation of quarterly data should include disclosure of the effects of the recalculation and remittance of royalties and related interest included in third and fourth quarter 2005 amounts. We note the other disclosures of this matter included in the 2005 Annual Report and other filings, as provided in our response to comment 3.

United States Securities and Exchange Commission

August 23, 2006

We respectfully propose to add the following footnotes to the quarterly financial data disclosure filed in the 2006 Form 10-K, with footnote (a) keyed to third quarter 2005 and footnote (b) keyed to fourth quarter 2005:

(a)	Net profits income and distributable income include a one-time purchaser adjustment for prior period royalties of $675,210, or approximately $0.12 distributable income per unit.

(b)
Net profits income and distributable income include a one-time purchaser adjustment for interest income of $973,060, or approximately $0.16 distributable income per unit. This interest income is related to the prior period royalty adjustment described in (a) above.

In accordance with your request, we hereby acknowledge that:
  the trustee is responsible for the adequacy and accuracy of the disclosures in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
  the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you need any further information.

Very truly yours,

Cross Timbers Royalty Trust
By: Bank of America, N.A., Trustee

By:           /s/ Nancy G. Willis

Nancy G. Willis
Vice President